

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2012

Via E-Mail
Mr. Alan W. Barksdale
Chief Executive Officer
Red Mountain Resources, Inc.
2515 McKinney Ave., Suite 900
Dallas, TX 75201

> **Re: Red Mountain Resources, Inc.**
> **Amendment No. 5 to Form 8-K**
> **Filed June 21, 2012**
> **File No. 000-54444**

Dear Mr. Barksdale:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Form 8-K

Disclosure of Oil and Gas Operations, page 35

1.   In comment two of our March 22, 2012 letter, we asked that you file as exhibits your third party reserve reports "as described in Item 1202(a)(8) of Regulation S-K." We note at least partial omissions of information specified by Item 1202(a)(8), subparagraphs (i), (ii), (iii), (iv), (vi) and (viii). Also, please include average adjusted oil and gas prices as well as the disclosed benchmark pricing, sources and treatment of capital costs and production expense including production overhead.

2.   In our prior comment four, we asked for an illustration of your unit production cost calculation of 18¢/MCFE. You furnished cost component description, but no associated cost figures. As this appears to be an uncommonly low unit cost in comparison with other operators, please explain to us the areas where you are able to reduce your

production costs. Furnish us with a line item description and figures for each production cost component.

3.   You also responded that you did not incorporate gas transportation and marketing charges in your reserve reports. Please illustrate to us that this omission does not result in a material effect on your estimated proved reserves or standardized measure.

4.   We note that your unit production tax - 18¢/MCFE – is about 4.4% of revenue while Texas gas severance tax rate is 7.5%. Please explain this difference to us.

5.   The Madera 24 2H well has produced significant water volumes. Please explain to us the salt water disposal procedures you employ/will employ and the costs for SWD incorporated in your reserve report.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding engineering comments. Please contact Norman von Holtzendorff at (202) 551-3237 or Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Jeffrey M. Gallant, Esq. – Graubard Miller (via e-mail)